EX-99.B-77D

SUB-ITEM 77D(a): Policies with respect to security investments

WADDELL & REED ADVISORS FUNDS

Supplement dated March 3, 2010
to the
Waddell & Reed Advisors Fixed Income and Money Market Funds Prospectus
dated January 29, 2010

The following information amends the corresponding information in the prospectus regarding Waddell & Reed Advisors Cash Management in the section entitled "Additional Information about Principal Investment Strategies, Other Investments and Risks:"

Waddell & Reed Advisors Cash Management: The Fund seeks to achieve its objective of maximum current income consistent with stability of principal by investing in a diversified portfolio of high-quality money market instruments in accordance with the requirements of Rule 2a-7. There is no guarantee, however, that the Fund will achieve its objective.

The Fund invests only in the following U.S. dollar-denominated money market obligations and instruments:

  U.S. government securities (including obligations of U.S. government agencies and instrumentalities)
  bank obligations and instruments secured by bank obligations, such as letters of credit commercial paper (domestic and foreign issuers), including asset-backed commercial paper programs corporate debt obligations, including floating rate securities and variable rate master demand notes
  Canadian government obligations
  municipal securities
  certain other obligations guaranteed as to principal and interest by a bank in whose obligations the Fund may invest or a corporation in whose commercial paper the Fund may invest